United States securities and exchange commission logo





                              February 25, 2021

       Ahmed M. Fattouh
       Chief Executive Officer and Chairman
       InterPrivate III Financial Partners Inc.
       1350 Avenue of the Americas, 2nd Floor
       New York, NY 10019

                                                        Re: InterPrivate III
Financial Partners Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted January
26, 2021
                                                            Registration
Statement on Form S-1
                                                            Filed February 17,
2021
                                                            File No. 333-253189

       Dear Mr. Fattouh:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1

       Summary
       Our Company, page 2

   1. Please provide expanded disclosure of the relationship between InterPrivate IV and the family offices you
reference, including the nature of the family offices and the extent of such relationship.
Please provide similar disclosure in the "Proposed Business" section on page 76.
 Ahmed M. Fattouh
FirstName
InterPrivateLastNameAhmed      M. Fattouh
             III Financial Partners Inc.
Comapany25,
February    NameInterPrivate
              2021             III Financial Partners Inc.
February
Page  2 25, 2021 Page 2
FirstName LastName
The Offering, page 9

2. We note that you are registering the offering of the shares of common stock underlying the warrants because the warrants may be exercisable within one year. However, your disclosure reflects that as soon as practicable, but in no event later than 20 business days after the closing of your business combination you have agreed to file a new or post effective amendment to the registration statement. Please clarify your disclosure under
         Summary, Risk Factors and Description of Securities regarding the current registration of shares underlying the warrants and your plans to file Section 10(a)(3) updates.
3. We note your disclosures on page 25 that there will be no restrictions of payments to insiders and that you expect payment of consulting fees, success or finder fees to your sponsor officers, directors, initial stockholders or affiliates. This disclosure contradicts disclosure on page 112 which indicates that no compensation of any kind, including finders fees and consulting fees will be paid by the company to any sponsor, executive officer, director or respective affiliate. Please revise to address the apparent contradiction or provide clarification.

Conflicts of Interest, page 25

4. Please expand your disclosures concerning conflicts of interest to indicate that
         Ahmed Fattouh and Brandon Bentley, are also managers of InterPrivate LLC, as noted on pages 105 and 106. Where appropriate, please provide similar disclosure, including your risk factor disclosures.
5. Please expand your disclosure to also identify the following as conflicts of interest:
             the difference in investment per share paid by your founders; and the founder shares and warrants will be worthless in the event a business
             combination is not completed and you liquidate.
Summary Financial Data, page 28

6. Please explain why you are presenting liability and redeemable ordinary share balances for January 13, 2021 as adjusted, that are different from those presented on page 70.
 Ahmed M. Fattouh
FirstName
InterPrivateLastNameAhmed      M. Fattouh
             III Financial Partners Inc.
Comapany25,
February    NameInterPrivate
              2021             III Financial Partners Inc.
February
Page  3 25, 2021 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:      Daniel Nussen